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April 12, 2019

Mara Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reebonz Holding Limited

Amendment No. 5 to Registration Statement on Form F-1

File No. 333-229839

Dear Ms. Ransom:

On behalf of our client, Reebonz Holding Limited, a Cayman Islands corporation (the “Company”), we are filing herewith an Amendment No. 6 (the “Amendment”) to the Company’s Amendment No. 5 to Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2019 (as amended, the “Registration Statement”). The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of a letter dated April 11, 2019 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1.	We note that Section 5 (e) of Exhibit 1 to your Warrant Agency agreement discloses that“[a]ll questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York,” and that “[e]ach party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein.” The provision also states that each party “irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant.” Please confirm, if true, that the exclusive forum and jury waiver provisions are not intended to apply to claims under the U.S. federal securities laws. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also provide risk factor disclosure in your registration statement related to the exclusive forum and jury waiver provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company has revised Section 5(e) of Exhibit 1 to its Warrant Agency Agreement to provide that New York Courts merely have jurisdiction (and does not have exclusive jurisdiction as the prior provision provided). The Company has also deleted in its entirety the provision in Section 5(e) that provided that the parties irrevocably waive any and all right to trial by jury. Therefore, a warrant holder is no longer required to bring an action in the courts of New York, and a warrant holder would not have waived any rights to trial by jury. In addition, the Company added a sentence that further clarifies that Section 5(e) does not limit or restrict the federal district court in which a warrant holder may bring a claim under federal securities laws. The revised section is set forth in its entirety below:

“e) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that any legal proceedings concerning the interpretation, enforcement and defense of this Warrant may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Notwithstanding the foregoing, nothing in this Section 5(e) shall limit or restrict the federal district court in which a Holder may bring a claim under federal securities laws. If any party shall commence an action or proceeding to enforce any provisions of this Warrant, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.”

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (212) 768-8926. Thank you in advance for your courtesy and cooperation.

Very truly yours, /s/ Brian Lee Brian Lee Partner Dentons US LLP

cc:	Nupur Sadiwala, Chief Financial Officer